Exhibit B

CONTROL PERSON IDENTIFICATION

Kapitalo Investimentos Ltda. is the relevant entity for which Carlos Leonhard da Rocha Woelz, Bruno Sousa Mauad and Hegler Jose Horta Barbosa Filho may be considered control persons.

Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. is the relevant entity for which Carlos Leonhard da Rocha Woelz, Bruno Sousa Mauad, Bruno Carvalho Cordeiro and Hegler Jose Horta Barbosa Filho may be considered control persons.